

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 28, 2023

Preetam Shah
Chief Financial Officer
Cidara Therapeutics, Inc.
6310 Nancy Ridge Dr, Suite 101
San Diego, CA 92121

> **Re: Cidara Therapeutics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed March 23, 2023**
> **File No. 001-36912**

Dear Preetam Shah:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

Notes to Consolidated Financial Statements
8. Significant Agreements and Contracts, page 95

1. You disclose on page 74 that revenue for the years ended December 31, 2022 and 2021 included, in part, the achievement of milestones. Please provide us an analysis, and revise your future filings, to break out the amount shown in the line item 'License of Intellectual Property' on page 101 between the amount recognized upon transfer of the license and the amounts recognized as milestones were achieved. In addition, provide us with a reconciliation of the amounts disclosed on page 100 for 'Payments received in advance' and 'Revenue from performance obligations satisfied during reporting period'. Clarify how these amounts reconcile to revenue recognized and the amounts disclosed in the filing as received as of December 31, 2022. Further, provide us with the calculations for the amounts disclosed under the table on page 100 for the aggregate transaction price allocated to performance obligations that are unsatisfied for each agreement separately.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Vanessa Robertson at 202-551-3649 or Daniel Gordon at 202-551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences